

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2023

Gerald Bernstein
Chief Financial Officer
Siyata Mobile Inc.
7404 King George Blvd.
Suite 200, King's Cross Surrey
British Columbia V3W 1N6, Canada

   Re: Siyata Mobile Inc.
    Registration Statement on Form S-1
    Filed October 10, 2023
    File No. 333-274927

Dear Gerald Bernstein:

  We have conducted a limited review of your registration statement and have the following comment.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed October 10, 2023

Cover Page

1. Please revise your cover page to disclose the volume of securities you will be offering on a best-efforts basis as required by Item 501(b)(2) of Regulation S-K. Given that this is a best-efforts, no minimum offering in which your placement agent is not required to arrange for the purchase and sale of any specific number or dollar amount of shares and that you may not sell the entire amount of common stock and warrants being offered, please delete references to the total amount of proceeds you may receive from the offering on the cover page of the prospectus. Also, please include a statement on the cover page that you may not sell all of the shares of common stock in this offering. Finally, please ensure the legal opinion references the total number of shares being offered rather than a dollar amount. For additional guidance, refer to Securities Act Rules Compliance and Disclosure Interpretations 227.02

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Mariam Mansaray at 202-551-5176 or Matthew Derby at 202-551-3334 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Technology

cc: Ross Carmel, Esq.